Summary Overview

General

We are Australia's leading telecommunications and information services company. We are one of Australia's largest corporations and have one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia.

Our fixed telephony network extends across Australia and serves virtually all Australian homes and most Australian businesses. It has optical fibre on all major traffic routes and has a fully digital switching capability that allows us to develop and deploy a full range of modern products and services. As well as our basic telephony network, we have a variety of other value enhanced delivery platforms over which we provide our services.

We are the largest mobile telecommunications provider in Australia, with global system for mobile communications (GSM) and code division multiple access (CDMA) digital networks, together covering over 97% of the population and GSM international roaming over 100 countries.

Recognising the importance of data services and the internet we continuously review our business, operations and networks to assess the changes required to enable us to compete effectively in growing data markets. We are expanding our range of data products and developing our content-based businesses, such as internet and e-commerce, pay television services and directories. We have established strengths in products such as internet access and electronic directories.

We have devoted considerable resources over recent years to upgrade and modernise our networks and systems. This programme has increased our flexibility and expanded the range of products and services that we can offer our customers in our traditional telephony markets as well as mobile telecommunications and emerging data and internet markets.

Falling prices in most product categories, market share losses driven by the effects of regulation and increased competition in a slowing market, are combining to impact growth. Ongoing cost containment is necessary while we focus on areas that may deliver long-term revenue growth. Over the last three years, we have implemented a major "next generation cost reduction" (NGCR) programme. For more information on this programme and our cost reduction efforts, see "Operating and Financial Review and Prospects".

Over the last several years, we have focused on improving our operating efficiency and on changing our corporate culture to be more commercially oriented and more customer focused. Our efforts have included:

    enhancing the efficiency of our networks, systems and processes;
    improving work practices through the adoption of the Six Sigma management tool; and
    systematically reviewing our cost structures and the way we deliver services to our customers.

Our initiatives have allowed us to achieve cost efficiencies in many areas and have resulted in a significant reduction in the number of full-time employees. For more information see "Directors, Management and Employees - Employees".

In June 2002, to complement our Asian investment strategy we acquired Pacific Century CyberWork Limited's (PCCW) 40% interest in RWC, giving us 100% ownership of Hong Kong CSL Limited (CSL) which is the second largest mobile operator in Hong Kong. For more information, see "Information on the Company - International investments".

In addition to our Asian investments, we continue to review investment opportunities that offer us substantial strategic and financial investments overseas and in Australia.

Business strategy

Our vision is to be a world-class full-service integrated telecommunications company helping Australian and Asia-Pacific customers and communities prosper through their access to innovative communication services and multimedia products. To realise this vision, increase shareholder value and compete successfully, we are continuing our growth strategy focusing on three key strategic areas:

    domestic retail operations;
    applications and content; and
    international expansion.

See "Operating and Financial Review and Prospects - Overview of key factors affecting our business and financial performance".

Competitive and regulatory environment

Competition began in the national long distance and international telephone service markets in 1991 and in the mobile telephone service market in 1992. On 1 July 1997, the Commonwealth Government opened the Australian telecommunications markets to full competition by removing the limit on the number of carriers that may enter the market and substantially amending the regulations that apply to providers of telecommunications services. At 30 June 2002 there were approximately 82 licensed carriers, 700 internet service providers (ISPs) and 100 carriage service providers competing in Australia. The open competitive environment has caused us to take on a more commercially oriented and customer focused approach.

Since the introduction of competition, our share of the Australian telecommunications market revenues has gradually declined. However, the effects of this decline on our revenues have been offset in part by growth in the telecommunications market overall. We expect that these trends will continue as competition increases and demand for products and services, particularly mobile telecommunications products, data and internet, help expand the overall market. We expect that growth in the telecommunications market will be less than in previous years.

As this open market environment is still evolving, we are uncertain how future competition and regulatory decisions will affect our business. The Australian Competition and Consumer Commission (ACCC) and the Australian Communications Authority (ACA) oversee the overall regulatory framework and over the last five years have been very active in telecommunications markets. For more information on the competitive and regulatory environments in which we operate, see "Competition and Regulation".